SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

PERRY ELLIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 868610106

1	NAMES OF REPORTING PERSONS George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,536,921 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,510,383 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,921 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents (a) 1,510,383 shares of common stock held directly by George Feldenkreis; (b) 7,411 restricted shares of common stock held directly by George Feldenkreis, 3,705 shares of which vest on April 22, 2017 and 3,706 shares of which vest on April 22, 2018; (c) 13,281 restricted shares of common stock held directly by George Feldenkreis, which vest on April 28, 2017; and (d) 5,846 restricted shares of common stock held directly by George Feldenkreis, which vest in two equal annual installments commencing April 20, 2017. Reflects the accelerated vesting of a limited portion of Mr. Feldenkreis’ restricted stock effective November 18, 2016, as approved by the Company’s compensation committee for the specific purposes of paying income taxes associated with the deemed vesting of restricted stock resulting from provisions in his employment agreement. This number excludes (i) 128,568 shares issuable upon exercise of stock appreciation rights, which have vested but were out-of-the money based on the Company’s closing stock price on December 30, 2016; and (ii) shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the reporting person is an officer and director.
(2)	Calculated on the basis of 15,498,000 shares of common stock outstanding on November 30, 2016, as reported on the Issuer’s Form 10-Q for the quarter ended October 29, 2016 filed on December 6, 2016.

Item 1(a).	Name of Issuer:

Perry Ellis International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 N.W. 107th Avenue
Miami, Florida 33172

Item 2(a).	Name of Person Filing:

George Feldenkreis

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3000 N.W. 107th Avenue
Miami, Florida 33172

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2(e).	CUSIP Number:

868610106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 1,536,921 (1) shares.

	(b)	Percent of Class: 9.9% (2)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:	1,536,921	(1)

		(ii)	shared power to vote or to direct the vote:	0

		(iii)	sole power to dispose or to direct the disposition of:	1,510,383	(1)

		(iv)	shared power to dispose or to direct disposition of:	0

(1)	Represents (a) 1,510,383 shares of common stock held directly by George Feldenkreis; (b) 7,411 restricted shares of common stock held directly by George Feldenkreis, 3,705 shares of which vest on April 22, 2017 and 3,706 shares of which vest on April 22, 2018; (c) 13,281 restricted shares of common stock held directly by George Feldenkreis, which vest on April 28, 2017; and (d) 5,846 restricted shares of common stock held directly by George Feldenkreis, which vest in two equal annual installments commencing April 20, 2017. Reflects the accelerated vesting of a limited portion of Mr. Feldenkreis’ restricted stock effective November 18, 2016, as approved by the Company’s compensation committee for the specific purposes of paying income taxes associated with the deemed vesting of restricted stock resulting from provisions in his employment agreement. This number excludes (i) 128,568 shares issuable upon exercise of stock appreciation rights, which have vested but were out-of-the money based on the Company’s closing stock price on December 30, 2016; and (ii) shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the reporting person is an officer and director.
(2)	Calculated on the basis of 15,498,000 shares of common stock outstanding on November 30, 2016, as reported on the Issuer’s Form 10-Q for the quarter ended October 29, 2016 filed on December 6, 2016.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	/s/ George Feldenkreis
George Feldenkreis